SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)
(Amendment No.  2)
	FANSTEEL INC.
(Name of Issuer)
	Common Stock, $.01 par value per share
(Title of Class of Securities)
	307260 20 8
(CUSIP Number)
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
		(X)  Rule 13d-1(b)
          Rule 13d-1(c)
          Rule 13d-1(d)




	CUSIP No. 307260 20 8
13G
Page 2 of 6 Pages
1
NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
	Northern Trust Corporation		36-2723087
	The Northern Trust Company		36-1561860
	Northern Trust Investments, N.A. 	36-3608252
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
												(a)
												(b)
3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION
	Northern Trust Corporation ? a Delaware corporation with principal offices in Chicago, Illinois.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5
SOLE VOTING POWER
	630,613 Shares

6
SHARED VOTING POWER
	-2,101- Shares

7
SOLE DISPOSITIVE POWER
	632,714 Shares

8
SHARED DISPOSITIVE POWER
	-0- Shares
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	632,714 Shares
10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
			18.50%
12
TYPE OF REPORTING PERSON
			Northern Trust Corporation  HC



Item 1(a).	Name of Issuer:
Fansteel Inc.
Item 1(b).	Address of Issuer?s Principal Executive Offices:
Number One Tantalum Place, North Chicago, Illinois 60064
Item 2(a).	Name of Person Filing:
Northern Trust Corporation
Item 2(b).	Address of Principal Business Office or, if none, residence:
              50 South LaSalle Street, Chicago, Illinois  60675
Item 2(c).	Citizenship:
U.S. (Delaware corporation)
Item 2(d).	Title of Class of Securities:
Common Stock, $.01 par value per share
Item 2(e).	CUSIP Number:
307260 20 8
Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
       (a)	Broker or dealer registered under Section 15 of the Act,
       (b)	Bank as defined in Section 3(a)(6) of the Act,
       (c)	Insurance company as defined in Section 3(a)(19) of the Act,
       (d)	Investment company registered under Section 8 of the
Investment Company Act,
       (e)	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
(f)	Employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F),
       (g) (X)	Parent holding company or control person in
accordance with Rule 13d-1(b)(1)(ii)(G),
       (h)	Saving association as defined in Section 3(b) of
the Federal Deposit Insurance Act,
(i)	Church plan that is excluded from the definition of investment company under Section 3(c)(14) of the Investment Company Act,
       (j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4.	Ownership.
(a)	Amount Beneficially Owned:
632,714 Shares.
(b)	Percent of Class:
Approximately 18.50%.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
630,613 Shares.
(ii)	Shared power to vote or to direct the vote:
2,101.
(iii)	Sole power to dispose or to direct the disposition of:
632,714 Shares.
 (iv)	Shared power to dispose or to direct the disposition of:
0.
Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.
[Parent holding company reporting on behalf of all of the following subsidiaries, all of which are banks as defined in Section 3(a)(6) of the Act. The Northern Trust Company
50 South LaSalle Street
Chicago, IL  60675]
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of a Group.
Not applicable.


Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.
Date: 02-08-2006
NORTHERN TRUST CORPORATION


By:
Name:  Orie L. Dudley, Jr.
Title:    Executive Vice President and Chief Investment Officer


Exhibit to Schedule 13G Amendment filed by Northern Trust Corporation

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Re:	Fansteel Inc.
Pursuant to the requirement of Rule 13d-1(k)(1)(iii) of the Securities
Exchange Act of 1934, this exhibit shall constitute our written agreement that the Schedule 13G Amendment to which this exhibit is attached is filed on behalf of Northern Trust Corporation and of its subsidiary, as stated below, regarding our respective beneficial ownership in the above-captioned equity security.

NORTHERN TRUST CORPORATION


By:
Name:  Orie L. Dudley, Jr.
Title:    Executive Vice President and Chief Investment Officer

THE NORTHERN TRUST COMPANY
NORTHERN TRUST INVESTMENTS, N.A

By:________________________________
Name:  Orie L. Dudley, Jr.
Title:    Executive Vice President and Chief Investment Officer